CUSIP No. 296744 10 5                13D/A                          Page 1 of 89

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Essex Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   296744 10 5
                                 (CUSIP Number)

                                James P. Gregory
           1225 Eye Street, N.W., Washington, DC 20005 (202) 789-4500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 17, 2002
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                ----------------

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 296744 10 5                13D/A                          Page 2 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)
                                                          GEF Optical Investment
                                                                    Company, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                 (a) [ ]
                                 (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
          WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           2,248,200

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               2,248,200

CUSIP No. 296744 10 5                13D/A                          Page 3 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                           [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
                36.51%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
               OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 4 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                                              H. Jeffrey Leonard
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a) [ ]
                               (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
         PF

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                            31,500
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                            31,500
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           2,248,200

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               2,279,700

CUSIP No. 296744 10 5                13D/A                          Page 5 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
              37.02%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
          IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 6 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                                                 Marie S. Minton
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a) [ ]
                               (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
         NOT APPLICABLE

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                               -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           2,248,200

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
              2,248,200

CUSIP No. 296744 10 5                13D/A                          Page 7 of 89

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
               36.51%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
               IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                          Page 8 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                                                James P. Gregory
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a) [ ]
                               (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
         NOT APPLICABLE

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                          2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                          2,248,200

                  --------------------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
                 2,248,200

CUSIP No. 296744 10 5                13D/A                          Page 9 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                            [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
             36.51%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
              IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 10 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                         Global Environment Capital Company, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                (a) [ ]
                                (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
          WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           2,248,200

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
              2,248,200

CUSIP No. 296744 10 5                13D/A                         Page 11 of 89

--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                            [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
             36.51%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
              OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 12 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Networking Ventures, LLC
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                (a) [ ]
                                (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
           WC

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                          1,330,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                          1,330,000

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               1,330,000

--------------------------------------------------------------------------------

CUSIP No. 296744 10 5                13D/A                         Page 13 of 89


(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
              21.60%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
               OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 14 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                                                  John G. Hannon
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                (a) [ ]
                                (b) [X]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS **
         PF

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             225
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                          1,330,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             225
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                          1,330,000

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               1,330,225

CUSIP No. 296744 10 5                13D/A                         Page 15 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
               21.60%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
                 IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 16 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)

                                                              Caroline S. Pisano
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a) [ ]
                               (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
         PF

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION USA

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                             6,000
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                            1,330,000
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                             6,000
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                            1,330,000

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
               1,336,000

CUSIP No. 296744 10 5                13D/A                         Page 17 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                           [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
            21.69%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
             IN

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 18 of 89


--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Global Environment Strategic
                                                         Technology Partners, LP
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                (a) [ ]
                                (b) [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS **
          WC

--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF         (7)  SOLE VOTING POWER
                              -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED VOTING POWER
                           2,248,200
OWNED BY
                  --------------------------------------------------------------
EACH              (9)  SOLE DISPOSITIVE POWER
                              -0-
REPORTING
                  --------------------------------------------------------------

PERSON WITH       (10) SHARED DISPOSITIVE POWER
                           2,248,200

                  --------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                2,248,200

CUSIP No. 296744 10 5                13D/A                         Page 19 of 89


--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES **                              [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)
             36.51%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON **
              OO

--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 296744 10 5                13D/A                         Page 20 of 89


Item 1.  Security and Issuer.


         The Reporting Persons, as defined below, hereby amend and restate the report on Schedule 13D filed by the Reporting Persons on September 18, 2000, as amended by the reports on Schedule 13D filed by the Reporting Persons on January 10, 2001 and November 1, 2001 (the "Original Schedule 13D"). This statement relates to the Common Stock (the "Common Stock") of Essex Corporation, a Virginia corporation (the "Company"), and shares of Common Stock issuable upon exercise of certain Common Stock Purchase Warrants of the Company (the "2002 Warrants," and together with the Common Stock, the "Stock"). The Company's principal executive offices are located at 9150 Guilford Road, Columbia, MD 21046.

Item 2.  Identity and Background.

    (a)  This statement is filed by:

         (i) GEF Optical Investment Company, a Delaware limited liability company ("GEF"), with respect to the shares of Stock directly owned by it;

         (ii) Global Environment Capital Company, a Delaware limited liability company ("GECC"), with respect to the shares of Stock directly owned by GECC;

         (iii) Global Environment Strategic Technology Partners, LP, a Delaware limited partnership ("GESTP"), with respect to the shares of Stock directly owned by it;

         (iv) H. Jeffrey Leonard ("Mr. Leonard"), who serves as a director of the managing member of GEF and GECC, and as a director of the general partner of GESTP, with respect to the shares of Stock directly owned by GEF, GECC and GESTP, and 31,500 shares of Common Stock directly owned by Mr. Leonard;

         (v) Marie S. Minton ("Ms. Minton"), who serves as a director of the managing member of GEF and GECC, and as a director of the general partner of GESTP, with respect to the shares of Stock directly owned by GEF, GECC and GESTP;

         (vi) James P. Gregory ("Mr. Gregory"), who serves as a director of the managing member of GEF and GECC, and as a director of the general partner of GESTP, with respect to shares of Stock directly owned by GEF, GECC and GESTP;

         (vii) Networking Ventures, LLC, a Maryland limited liability company ("NV"), with respect to the shares of Stock directly owned by it;

CUSIP No. 296744 10 5                13D/A                         Page 21 of 89



         (viii) John G. Hannon ("Mr. Hannon"), who is a managing member of NV, with respect to the shares of Stock directly owned by NV and 225 shares of Common Stock directly owned by Mr. Hannon; and

         (ix) Caroline S. Pisano ("Ms. Pisano"), who serves as a member of NV, with respect to the shares of Stock directly owned by NV and 6,000 shares of Common Stock directly owned by Ms. Pisano.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

    (b) The address of the principal business and principal office of GEF, GECC, GESTP, Mr. Leonard, Ms. Minton, and Mr. Gregory is 1225 Eye Street, N.W., Suite 900, Washington, DC 20005. The address of the principal business and principal office of NV, Mr. Hannon and Ms. Pisano is 9150 Guilford Road, Columbia, Maryland 21046-1891.

    (c) The principal business of each of GEF, GECC, GESTP and NV is serving as a private investment fund. Mr. Leonard, Ms. Minton and Mr. Gregory serve as directors of the managing member of GEF and GECC, and as directors of the general partner of GESTP. Mr. Hannon serves as managing member and Ms. Pisano serves as a member of NV.

    (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f) GEF is a Delaware limited liability company. GECC is a Delaware limited liability company. GESTP is a Delaware limited partnership. NV is a Maryland limited liability company. Mr. Leonard, Ms. Minton, Mr. Gregory, Mr. Hannon and Ms. Pisano are each United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration.

         On September 8, 2000, each of GEF and NV acquired 125,000 shares of Series B Convertible Preferred Stock of the Company (the "Preferred Stock") from the Company pursuant to a Securities Purchase Agreement dated as of September 7, 2000 (the "Purchase Agreement"). On each of December 15, 2000, and March 15, June 15 and September 15, 2001 each of GEF and NV acquired 31,250 shares of Preferred Stock from the Company pursuant to the Purchase Agreement. A form of the Purchase Agreement is attached hereto as Exhibit 1 and is incorporated

CUSIP No. 296744 10 5                13D/A                         Page 22 of 89


herein by reference. Each share of Preferred Stock was converted into four shares of Common Stock on September 7, 2002. The purchase price for the Preferred Stock was $4.00 per share, for an aggregate purchase price of $2,000,000. In addition, each of GEF and NV received Warrants to purchase 1,000,000 shares of Common Stock (the "Warrants"), exercisable only on the conditions described below in Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. A form of the Warrant is attached hereto as Exhibit 2. Each of GEF and NV purchased the shares of Preferred Stock using their respective working capital. On September 8, 2000, Mr. Hannon purchased 4,800 shares of Common Stock at a price of $2.49 per share and Ms. Pisano purchased 6,000 shares of Common Stock at a price of $2.50 per share. On September 13, 2000, Mr. Hannon purchased 2,000 shares of Common Stock at a price of $4.8125 per share. On September 15, 2000, Mr. Hannon purchased 2,425 shares of Common Stock at a price of $4.25 per share. Between October 11, 2000 and December 27, 2000, Mr. Hannon purchased an aggregate of 15,000 shares of Common Stock at prices ranging from $2.05 to $3.46 per share. Between December 27, 2000 and June 25, 2001, Mr. Leonard purchased 31,500 shares of Common Stock at prices ranging from $2.125 to $4.125 per share. These purchases were made in the open market, using personal funds of such Reporting Persons. On December 14, 2000, each of GEF and NV acquired 80,000 shares of Common Stock from the Company for $2.50 per share, or an aggregate purchase price of $400,000. These 160,000 shares of Common Stock were acquired pursuant to a Securities Purchase Agreement (the "Common Purchase Agreement"). Between November 21, 2000 and February 27, 2001, Mr. Hannon gifted an aggregate of 24,000 shares of Common Stock to various donees. On March 29, 2001, each of GEF and NV acquired 62,500 shares of Common Stock from the Company for $4.00 per share pursuant to a Securities Purchase Agreement dated as of March 15, 2001 (the "Second Common Purchase Agreement"). On each of June 1, August 3, and September 28, 2001, each of GEF and NV acquired 62,500 shares of Common Stock from the Company for $4.00 per share pursuant to the Second Common Purchase Agreement for an aggregate purchase price under the Second Common Purchase Agreement of $2,000,000. Between August 24, 2001 and March 25, 2002, GECC purchased 123,200 shares of Common Stock on the open market at prices ranging from $4.02 to $6.12 per share. On March 25, 2002, GECC sold 5,000 shares of Common Stock on the open market at a price of $5.73 per share. On each of February 19, 2002 and February 28, 2002, GESTP acquired 19,231 shares of Common Stock from the Company for $6.50 per share, or an aggregate purchase price of $250,003. These 38,462 shares of Common Stock were acquired pursuant to a Securities Purchase Agreement (the "Third Common Purchase Agreement"). On October 17, 2002, GESTP acquired 50,000 shares of Common Stock from the Company for $3.00 per share, or an aggregate purchase price of $150,000. These 50,000 shares of Common Stock were acquired pursuant to a Securities Purchase Agreement (the "Fourth Common Purchase Agreement"). In addition, GESTP received two warrants to purchase up to an aggregate of 666,666 shares of Common Stock (the "2002 Warrants"). The exercise price of such Warrants is dependent on the market price for the Common Stock but will not exceed $3.25 per share with respect to the first of such warrants or $3.50 per share with respect to the second of such Warrants and will not be less than $3.00 per share. GESTP has deposited $100,000 with the Company which will be applied to the exercise price of the 2002 Warrants. Each of GEF, NV GECC and GESTP purchased the shares of Common Stock using their respective working capital. On November 4, 2002, GESTP acquired an additional 44,872 shares of Common Stock from the Company. The purchase price of the shares acquired pursuant to the Third Common Purchase Agreement had been adjusted pursuant to the terms of an Amendment to the Third Common Purchase Agreement; in lieu of taking cash for the adjusted purchase price, GESTP acquired additional shares of Common Stock.

CUSIP No. 296744 10 5                13D/A                         Page 23 of 89


Item 4.  Purpose of the Transaction.

         The purpose of the acquisition of the Preferred Stock by the Reporting Persons was for investment and to give the Reporting Persons certain management rights for purposes of maximizing the long-term value of the Company. The purpose of the acquisition of the Common Stock by the Reporting Persons was for investment. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

    (a) Each of GEF, GECC, GESTP, Mr. Leonard, Ms. Minton and Mr. Gregory may be deemed the beneficial owner of 2,248,200 shares of Common Stock. This amount is calculated based on the 1,330,000 shares of Common Stock held for the account of GEF, the 118,200 shares of Common Stock held for the account of GECC, the 133,334 shares of Common Stock held for the account of GESTP and the 666,666 shares of Common Stock issuable to GESTP upon exercise of the 2002 Warrants. This amount does not include any shares issuable upon exercise of the Warrants since it cannot currently be determined whether such Warrants are exercisable within 60 days. See Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The 2,248,200 shares of Common Stock comprise approximately 36.51% of the total number of shares of Common Stock outstanding based on the Company's statement in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2002 that it has 5,396,792 shares of Common Stock outstanding, its reservation of 666,666 shares of Common Stock for issuance upon conversion of the 2002 Warrants, the issuance of 50,000 shares of Common Stock on October 17, 2002, and the issuance of 44,872 shares on November 4, 2002. Mr. Leonard, Ms. Minton and Mr. Gregory disclaim beneficial ownership of such shares. Each of NV, Mr. Hannon and Ms. Pisano may be deemed to be the beneficial owner of the 1,330,000 shares of Common Stock held for the account of NV. This amount does not include any shares issuable upon exercise of the Warrants for the reasons noted above. The 1,330,000 shares of Common Stock comprise approximately 21.60% of the total number of shares of Common Stock outstanding.

    (b) (i) GEF, GECC, GESTP, Mr. Leonard, Ms. Minton and Mr. Gregory may be deemed to have the sole power to vote and direct disposition of the 1,330,000 shares of Common Stock held for the account of GEF, the 118,200 shares of Common Stock held for the account of GECC, the 133,334 shares of Common stock held for the account of GESTP and the 666,666 shares of Common Stock issuable to GESTP upon exercise of the 2002 Warrants.

CUSIP No. 296744 10 5                13D/A                         Page 24 of 89


         (i) In addition to his interests described above in this Item 5, Mr. Leonard has sole voting and disposition power with respect to the 31,500 shares of Common Stock held by him.

         (ii) NV, Mr. Hannon and Ms. Pisano may be deemed to have the sole power to vote and direct the disposition of the 1,330,000 shares of Common Stock held for the account of NV.

         (iii) In addition to their interests described above in this Item 5, Mr. Hannon and Ms. Pisano have sole voting and disposition power with respect to the 225 shares and 6,000 shares of Common Stock, respectively held by them.

    (c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

    (d) The members of GEF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by GEF in accordance with their membership interests in GEF. The members of GECC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by GECC in accordance with their membership interests in GECC. The partners of GESTP have the right to participate in the receipt of dividends from, or from the sale of, the stock held by GESTP in accordance with their partnership interests in GESTP. The members of NV have the right to participate in the receipt of dividends from, or proceeds from the sale of, the stock held by NV in accordance with their membership interests in NV.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Purchase Agreement provides for the purchase of the Preferred Stock by GEF and NV and the issuance of the Warrants to GEF and NV. Under the Purchase Agreement, GEF and NV each purchased an aggregate of 250,000 shares of Preferred Stock. The Company makes customary representations and warranties to GEF and NV and has agreed as soon as practicable to secure the listing on the Nasdaq Stock Market of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants.

         In connection with the execution and delivery of the Purchase Agreement, the Company approved Articles of Amendment of its Articles of Incorporation, which set forth the terms of the Preferred Stock, including the provisions concerning voting rights described above. A copy of the Articles of Amendment is attached hereto as Exhibit 4.

         Each Warrant is exercisable to purchase an aggregate of 1,000,000 shares at a purchase price of $.001 per share. Such Warrants shall only be exercisable, however, as follows: If the market value of the Common Stock for five consecutive trading days, with aggregate volume on the market on which the Common Stock is traded for such five consecutive trading days of at least 100,000 shares, exceeds the amount set forth below under the heading "Share

CUSIP No. 296744 10 5                13D/A                         Page 25 of 89


Price", the Warrant shall be exercisable to purchase the number of shares of Common Stock set forth below under the heading "Cumulative Shares Exercisable."

--------------------------------------------------------------------------------
Share Price                          Cumulative Shares Exercisable
--------------------------------------------------------------------------------
         $10.00                                     250,000
--------------------------------------------------------------------------------
         $12.00                                     375,000
--------------------------------------------------------------------------------
         $14.00                                     500,000
--------------------------------------------------------------------------------
         $16.00                                     625,000
--------------------------------------------------------------------------------
         $18.00                                     750,000
--------------------------------------------------------------------------------
         $20.00                                   1,000,000
--------------------------------------------------------------------------------


         The Company, GEF and NV have also entered into a Registration Rights Agreement pursuant to which the Company has agreed to effect the registration of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants (the "Registrable Shares") on two occasions after June 30, 2001 if requested by the holders of at least 51% of the Registrable Shares. In addition, the Company has agreed to effect registration of such shares on Form S-3 provided such registration is not requested more than once in any 12-month period. The Company has also agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 5.

         On September 8, 2000, GEF and NV entered into a Shareholders Voting Agreement. This agreement expired on September 8, 2002. As a result GEF, GECC, GESTP, Mr. Leonard, Ms. Minton and Mr. Gregory, on the one hand, and NV, Mr. Hannon and Ms. Pisano, on the other hand, no longer share voting power or power to direct the disposition of any shares of Common Stock and their respective beneficial ownership amounts have been appropriately reduced.

         Additionally, the Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit 6 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         The Common Purchase Agreement is attached hereto as Exhibit 7. Pursuant to the Common Purchase Agreement, the Company, GEF and NV entered into a Registration Rights Agreement with respect to the shares of Common Stock purchased by GEF and NV under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Registration Rights Agreement is attached hereto as Exhibit 8.

         The Second Common Purchase Agreement is attached hereto as Exhibit 9. Pursuant to the Second Common Purchase Agreement, the Company, GEF and NF entered into an Amendment No. 2 to Registration Rights Agreement (the "Amendment") with respect to the shares of Common Stock purchased by GEF and NV under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of the Amendment is attached hereto as Exhibit 10.

CUSIP No. 296744 10 5                13D/A                         Page 26 of 89


         The Third Common Purchase Agreement is attached hereto as Exhibit 11. Pursuant to the Third Common Purchase Agreement, the Company and GESTP are parties to a Registration Rights Agreement with respect to the shares of Common Stock purchased by GESTP under the Third Common Purchase Agreement, under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of such Registration Rights Agreement is attached hereto as Exhibit 12.

         The Fourth Common Purchase Agreement is attached hereto as Exhibit 13. Pursuant to the Fourth Common Purchase Agreement, the Company and GESTP entered into a Registration Rights Agreement with respect to the shares of Common Stock purchased by GESTP under the Fourth Common Purchase Agreement or the 2002 Warrants, under which the Company has agreed to allow the holders of such shares to participate in registrations of shares which the Company may initiate from time to time. A copy of such Registration Rights Agreement is attached hereto as
Exhibit 14. Copies of the 2002 Warrants are attached hereto as Exhibits 15 and 16, respectively.

Item 7.  Materials to be Filed as Exhibits.


         There is filed herewith the following Exhibits:

         Exhibit 1 -       Securities Purchase Agreement dated September 7,
                           2000 among the Company, GEF and NV (incorporated herein by reference to Exhibit 1 of the Original
                           Schedule 13D).

         Exhibit 2 -       Form of Common Stock Warrant issued to each of GEF
                           and NV by the Company on September 8, 2000
                           (incorporated herein by reference to Exhibit 2 of the Original Schedule 13D).

         Exhibit 3 -       Shareholders Voting Agreement dated September 8, 2000
                           between GEF and NV (incorporated herein by reference to Exhibit 3 of the Original Schedule 13D).

         Exhibit 4 -       Articles of Amendment of Articles of Incorporation of
                           the Company, containing terms of Preferred Stock
                           (incorporated herein by reference to Exhibit 4 of the Original Schedule 13D).

         Exhibit 5 -       Registration Rights Agreement dated September 7, 2000
                           among the Company, GEF and NV (incorporated herein by reference to Exhibit 5 of the Original Schedule 13D).

         Exhibit 6 -       A written agreement relating to the filing of joint
                           acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

         Exhibit 7 -       Securities Purchase Agreement dated December 14, 2000
                           among the Company, GEF and NV (incorporated herein by reference to Exhibit 7 of the Original Schedule 13D).

CUSIP No. 296744 10 5                13D/A                         Page 27 of 89


         Exhibit 8 -       Registration Rights Agreement dated December 14, 2000
                           among the Company, GEF and NV (incorporated herein by reference to Exhibit 8 of the Original Schedule 13D).

         Exhibit 9 -       Securities Purchase Agreement dated March 15, 2001
                           among the Company, GEF and NV (incorporated herein by reference to Exhibit 9 of the Original Schedule 13D).

         Exhibit 10 -      Amendment to Registration Rights Agreement dated
                           March 15, 2001 among the Company, GEF and NV
                           (incorporated herein by reference to Exhibit 9 of the Original Schedule 13D).

         Exhibit 11 -      Securities Purchase Agreement dated December 12,
                           2001, as amended, between the Company and GESTP.

         Exhibit 12 -      Registration Rights Agreement dated December 12, 2001
                           between the Company and GESTP.

         Exhibit 13 -      Securities Purchase Agreement dated October 17, 2002
                           between the Company and GESTP.

         Exhibit 14 -      Registration Rights Agreement dated October 17, 2002
                           between the Company and GESTP.

         Exhibit 15 -      Common Stock Purchase Warrant (void after December
                           15, 2002) issued to GESTP on October 17, 2002.

         Exhibit 16 -      Common Stock Purchase Warrant (void after January 14,
                           2003) issued to GESTP on October 17, 2002.

CUSIP No. 296744 10 5                13D/A                         Page 28 of 89


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 18, 2002

GEF OPTICAL INVESTMENT COMPANY, LLC        NETWORKING VENTURES, LLC


By:  /s/ H. Jeffrey Leonard                By: /s/ John G. Hannon
--------------------------------           -------------------------------------
H. Jeffrey Leonard, President              John G. Hannon, Member

H. JEFFREY LEONARD                         MARIE S. MINTON


/s/ H. Jeffrey Leonard                     /s/ Marie S. Minton
-----------------------------------        -------------------------------------


JAMES P. GREGORY                           JOHN G. HANNON


/s/ James P. Gregory                       /s/ John G. Hannon
-----------------------------------        -------------------------------------


CAROLINE S. PISANO                         GLOBAL ENVIRONMENT
                                           CAPITAL COMPANY, LLC


/s/ Caroline S. Pisano                     By: /s/ H. Jeffrey Leonard
-----------------------------------        -------------------------------------
                                                   H. Jeffrey Leonard, President


GLOBAL ENVIRONMENT STRATEGIC
TECHNOLOGY PARTNERS, L.P.


By:  /s/ H. Jeffrey Leonard
-----------------------------------
         H. Jeffrey Leonard
         Title:  Authorized Representative